MARSH USA, INC
ATTN: James Cook
411 E WISCONSIN AVE#1600
MILWAUKEE, WI 53202

INSURED:	HEARTLAND ADVISORS, INC.
PRODUCT:	DFIBond
POLICY NO:	81951464
TRANSACTION:	ENDT

FEDERAL INSURANCE COMPANY
Endorsement No.:	7
Bond Number:	81951464
NAME OF ASSURED: HEARTLAND ADVISORS, INC.

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in it's entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2013.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 25, 2013

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY
Endorsement No:	8
Bond Number:	81951464
NAME OF ASSURED: HEARTLAND ADVISORS, INC.

AMEND NAME OF ASSURED ENDORSEMENT
It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:
Heartland Select Value Fund
Heartland Value Plus Fund
Heartland Value Fund
Heartland International Value Fund

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2013.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 25, 2013

ICAP Bond
Form 17-02-6272 (Ed. 8-04)	Page 1

HEARTLAND GROUP, INC.
Certificate of Secretary

RESOLUTION OF BOARD OF DIRECTORS

The undersigned, Katherine M. Jaworski, Secretary of Heartland Group, Inc. ("HGI"), hereby certifies that the following resolution was duly adopted by the Board of Directors of HGI, including a majority of the Directors who are not "interested persons" of HGI (as that term is defined in the Investment Company Act of 1940, as amended), at a meeting of the Board of Directors on August 15, 2013:

RESOLVED, that based on management’s report and recommendation with respect to the Fidelity Bond offered by Federal Insurance Company and currently in force with respect to HGI's Value Fund, Value Plus Fund and Select Value Fund (together the "Existing Series"), the Directors have determined that, effective October 1, 2013, said Fidelity Bond should be amended to extend coverage to the new series of HGI known as the Heartland International Value Fund (the "International Fund"), total coverage to remain in the amount of $2.5 million at the current, total premium ($8,435 for the one-year period from February 27, 2013 to February 27, 2014); and

FURTHER RESOLVED, that the officers of the Fund be and hereby are authorized to arrange with Federal Insurance Company to obtain a new endorsement of said Fidelity Bond to include coverage for the International Fund and the Existing Funds in the amount of $2.5 million for the period from October 1, 2013 to February 27, 2014 and otherwise in the same form and on the same terms (including premium) previously approved by HGI's Board of Directors; and

FURTHER RESOLVED, that the officers of HGI be authorized and directed to increase, decrease, or maintain without further Board action, the amount of the Fidelity Bond, as may be required by the SEC’s then current interpretation of Rule 17g-1 under the Investment Company Act of 1940.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 30th day of September, 2013.

/s/ Katherine M. Jaworski

Katherine M. Jaworski
Vice President and Secretary
Heartland Group, Inc.